EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

i2 TECHNOLOGIES, INC.

i2 Technologies, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The name of the Corporation is i2 Technologies, Inc.

SECOND: Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation.

THIRD: The terms and provisions of this Certificate of Amendment (i) have been approved by the Board of Directors of the Corporation in a resolution setting forth and declaring advisable the amendment contained herein, and (ii) have been duly approved by the required number of shares of outstanding stock of the Corporation, in each case pursuant to and in accordance with Section 242 of the Delaware General Corporation Law.

FOURTH: Article “FOURTH” of the Corporation’s Restated Certificate of Incorporation is hereby amended by inserting the following paragraphs* after paragraph C thereof:

“D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective (the “Effective Time”), every twenty-five (25) shares of the Corporation’s common stock, par value $.00025 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time will be automatically reclassified as and converted into one share of common stock, par value $.00025 per share, of the Corporation (the “New Common Stock”).

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to Mellon Investor Services LLC, the transfer agent, as agent for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of the prevailing market prices of the New Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall be issued, upon surrender of such certificate, the appropriate number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, electronically in book-entry form under the direct registration system, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.”

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FIFTH: This Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation shall become effective at 6:01 p.m., eastern time, on February 16, 2005.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be duly executed by its Secretary this 15th day of February, 2005.

i2 TECHNOLOGIES, INC.

By:	/s/ Robert C. Donohoo
Robert C. Donohoo
Secretary

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